Exhibit 99.1

36Kr Holdings Inc. Reports First Quarter 2020 Unaudited Financial Results

BEIJING, May 26, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the first quarter 2020 ended March 31, 2020.

First Quarter 2020 Operational and Financial Highlights

•                      Average monthly page views (“PV”) for the twelve-month period ended March 31, 2020 increased by 110.2% to 473.9 million, from 225.4 million for the twelve-month period ended March 31, 2019.

•                      Enterprise value-added services revenues increased by 3.4% to RMB42.8million (US$6.0 million) in the first quarter of 2020, from RMB41.4 million in the same period of 2019.

•                      Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB95.4 million (US$13.5 million), compared to RMB130.0 million in the same period of 2019.

Impact of the COVID-19 Pandemic on Our Operations

•                      COVID-19 had a severe and negative impact on the Chinese and global economy in the first quarter of 2020. All three of our revenue streams were suffered from different levels of impact brought by this pandemic. While our service operations contributed to these revenue streams have been gradually recovering since April, our accounts receivable turnover days have increased as collection periods were extended. In response to the severe and negative impact from the outbreak of COVID-19, we have thoroughly reviewed our historical accounts receivable and carefully assessed other relevant impacts. Accordingly, we provided a significant allowance for doubtful accounts in the first quarter of 2020.

Selected Operating Data

	For the Three Months Ended March 31,
	2019	2020
Online advertising services
Number of online advertising services end customers	93	93
Average revenue per online advertising services end customer (RMB’000)[1]	374.0	226.3

Enterprise value-added services
Number of enterprise value-added services end customers	56	65
Average revenue per enterprise value-added services end customer (RMB’000)[2]	739.2	658.6

Subscription services
Number of individual subscribers	4,521	2,763
Average revenue per individual subscriber (RMB)[3]	933.0	364.2

Number of institutional investor subscribers	55	34
Average revenue per institutional investor subscriber (RMB’000)[4]	62.0	5.6

Number of enterprise subscribers	—	392
Average revenue per enterprise subscriber (RMB’000)[5]	—	0.4

1  Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

2  Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

3  Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

4  Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

5  Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “Faced with the systematic impact from the COVID-19 pandemic, we have been actively adjusting our operations to confront numerous headwinds while relentlessly helping our New Economy community in the challenging first quarter of 2020. As a prominent New Economy-focused content provider, we have fortified our production capabilities to provide an increasing amount of timely and reliable content to our audiences during this unusual time. Some of these efforts include rolling out new themed columns, engaging more hot topics, and adopting a variety of popular media forms for effective content distribution. As a result of our consistent delivery of high-quality content through broad and efficient distribution channels, our average monthly PV reached 473.9 million in the first quarter of 2020, up 110.2% year-over-year. The robust PV growth demonstrates the warm reception to our diverse and engaging content across our expanding user base.

“In the first quarter of 2020, all three of our revenue streams were, to some extent, impacted by the COVID-19 pandemic, as our clients delayed marketing plans and enterprise service programs, and offline activities were heavily restricted due to virus containment measures. Nevertheless, our enterprise value-added services still achieved year-over-year revenue growth for the quarter. In addition, we have provided various customized services and special programs since the COVID-19 outbreak to address our clients’ specific needs during this tough time. As the pandemic has been generally under control in China and business operations and offline activities gradually resume, we are well-positioned to grasp more market opportunities when the economy recovers. Through collaborations with enterprises in broader industries, and the continued diversification of our client base across companies, governments, institutional investors, and individuals in the New Economy, we will continue to expand our connections and brand influence within the community. At the same time, we will deploy popular online modalities such as livestreaming and short video to further enhance our interaction with our users and clients, bringing them efficient solutions with a superior experience. We remain dedicated to serving our partners in the ever-growing New Economy community, helping them to overcome this challenging time and achieve greater success in this high-potential market,” Mr. Feng concluded.

Ms. Jihong Liang, director, and chief financial officer of 36Kr, stated, “The unprecedented COVID-19 outbreak coupled with early Chinese New Year in 2020, extended significant pressure on our topline performance in the first quarter of 2020, a traditionally weak season. Additionally, in consideration of the broad impact of the pandemic on the macroeconomy and the majority of our corporate clients’ businesses, we decided to review the allowance for doubtful accounts for accounts receivable more rigorously. As such, a significant allowance for doubtful accounts was recognized in the first quarter of 2020, which further adversely impacted our bottom-line results. As the pandemic has been gradually contained in China, we will continue to proactively explore, identify and fulfill the evolving demand of our clients by providing diversified and premium services, while broadening our monetization channels and capabilities. We believe in the resilience and strength of the New Economy, and have the confidence to grow and thrive along with the vibrant community.”

First Quarter 2020 Financial Results

Total revenues were RMB65.2 million (US$9.2 million) in the first quarter of 2020, compared to RMB83.8 million in the same period of 2019.

•                      Online advertising services revenues decreased by 39.5% to RMB21.0 million (US$3.0 million) in the first quarter of 2020, from RMB34.8 million in the same period of 2019. The decrease was mainly attributable to the impact of the COVID-19 outbreak in China in the first quarter of 2020.

•                      Enterprise value-added services revenues increased by 3.4% to RMB42.8 million (US$6.0 million) in the first quarter of 2020, from RMB41.4 million in the same period of 2019. The increase was primarily attributable to integrated marketing services.

•                      Subscription services revenues decreased by 82.3% to RMB1.3 million (US$0.2 million) in the first quarter of 2020, from RMB7.6 million in the same period of 2019. The decrease was mainly attributable to the impact of the COVID-19 outbreak in China in the first quarter of 2020.

Cost of revenues was RMB59.7 million (US$8.4 million) in the first quarter of 2020, compared to RMB59.4 million in the same period of 2019. The increase was mainly attributable to the increase in the execution fee of enterprise value-added services and share-based compensation expenses. The increase was partially offset by the decrease of video producing cost related to the online advertising services.

Gross profit was RMB5.4 million (US$0.8 million) in the first quarter of 2020, compared to RMB24.4 million in the same period of 2019.

Operating expenses were RMB102.8 million (US$14.5 million) in the first quarter of 2020, compared to RMB41.8 million in the same period of 2019. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the first quarter of 2020.

•                      Sales and marketing expenses increased by 45.0% to RMB34.9 million (US$4.9 million) in the first quarter of 2020, compared to RMB24.1 million in the same period of 2019. The increase was primarily attributable to an increase in share-based compensation expenses.

•                      General and administrative expenses were RMB59.3 million (US$8.4 million) in the first quarter of 2020, compared to RMB8.0 million in the same period of 2019. The increase was primarily attributable to an increase in allowance for doubtful accounts, share-based compensation expenses.

•                      Research and development expenses decreased by 11.9% to RMB8.5 million (US$1.2 million) in the first quarter of 2020, compared to RMB9.7 million in the same period of 2019. The decrease was primarily attributable to a decrease in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB13.0 million (US$1.8 million) in the first quarter of 2020 and RMB1.2 million in the same period of 2019.

Other income was RMB1.4 million (US$0.2 million) in the first quarter of 2020, compared to RMB1.4 million in the same period of 2019.

Income tax credit was RMB90.0 thousand (US$13.0 thousand) in the first quarter of 2020, compared to RMB2.3 million in the same period of 2019. The change was primarily attributable to the decrease in the profitability of certain subsidiaries in the first quarter of 2020, as well as the fact that we provided full allowance to the deferred tax assets.

Net loss was RMB95.9 million (US$13.5 million) in the first quarter of 2020, compared to RMB13.6 million in the same period of 2019. Non-GAAP adjusted net loss6 was RMB82.9 million (US$11.7 million) in the first quarter of 2020, compared to RMB12.4 million in the same period of 2019.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB95.4 million (US$13.5 million) in the first quarter of 2020, compared to RMB130.0 million, which includes the accretion on redeemable non-controlling interests, accretion and re-designation effect of convertible redeemable preferred shares, in the same period of 2019.

Basic and diluted net loss per share were both RMB0.093 (US$0.013) in the first quarter of 2020, compared to RMB0.421 in the same period of 2019.

6  Non-GAAP adjusted net loss represents net income excluding share-based compensation.

Certain Balance Sheet Items

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash, time deposit, and short-term investments of RMB166.0 million (US$23.4 million), compared to RMB264.2 million as of December 31, 2019.

Recent Developments

Undertakings by Executive Officers and Certain Other Employees

On May 6, 2020, the Company announced that its executive officers, Mr. Dagang Feng, Ms. Jihong Liang and Ms. Yang Li, and certain other employees of the company have undertaken in writing that upon the expiry of the lock-up period, for an additional 180 days, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, subject to certain exceptions (the “Undertakings”).

Share Repurchase Program

On May 6, 2020, the Company announced that its board of directors has approved a share repurchase program, under which the Company is authorized to repurchase up to a total of 1,000,000 of its ADSs, each representing 25 Class A Ordinary Shares (the “Share Repurchase Program”). The Share Repurchase Program will be effective after the release of the Company’s operating and financial results for the first quarter of 2020 on Form 6-K, which is filed with the SEC herewith, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Undertakings and the Share Repurchase Program clearly demonstrate the Company’s sufficient confidence in its long-term growth prospects.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 26, 2020 (8:00 PM Beijing/Hong Kong Time on May 26, 2020). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. First Quarter 2020 Earnings Conference Call
Conference ID:	5529887
Registration Link:	http://apac.directeventreg.com/registration/event/5529887

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 2, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	5529887

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of March 31, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	177,372	54,528	7,701
Restricted cash	505	388	55
Time deposit	—	69,434	9,806
Short-term investments	86,362	41,650	5,882
Accounts receivable, net	538,537	515,060	72,740
Receivables due from related parties	4,615	6,278	887
Prepayments and other current assets	41,852	51,604	7,288
Total current assets	849,243	738,942	104,359
Non-current assets:
Property and equipment, net	15,964	14,773	2,086
Intangible assets, net	356	346	49
Equity method investments	41,861	39,469	5,574
Deferred tax assets	3,391	3,534	499
Operating lease right-of-use assets, net*	—	38,531	5,442
Total non-current assets	61,572	96,653	13,650
Total assets	910,815	835,595	118,009

Liabilities
Current liabilities:
Accounts payable	139,336	150,607	21,270
Salary and welfare payables	50,721	29,446	4,159
Taxes payable	35,341	26,254	3,708
Deferred revenue	8,161	9,598	1,355
Amounts due to related parties	—	831	117
Accrued liabilities and other payables	33,308	14,078	1,988
Short-term lease liabilities*	—	16,191	2,287
Total current liabilities	266,867	247,005	34,884
Non-current liabilities:
Long-term lease liabilities*	—	24,322	3,435
Total non-current liabilities	—	24,322	3,435
Total liabilities	266,867	271,327	38,319

Shareholders’ equity
Ordinary shares	679	679	96
Treasury stock	(2,333)	(2,333)	(329)
Additional paid-in capital	2,000,267	2,014,425	284,491
Accumulated deficit	(1,358,350)	(1,453,725)	(205,305)
Accumulated other comprehensive loss	(3,054)	(1,222)	(173)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	557,824	78,780
Non-controlling interests	6,739	6,444	910
Total shareholders’ equity	643,948	564,268	79,690
Total liabilities and shareholders’ equity	910,815	835,595	118,009

*The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2020 on a modified retrospective basis. As a result, the Company recognized approximately RMB38.5 million of right-of-use assets, RMB16.2 million of short-term lease liabilities and RMB24.3 million of long-term lease liabilities, respectively, to the unaudited condensed consolidated balance sheet as of March 31, 2020. The adoption had no impact on the Company’s opening balances of accumulated deficit as of January 1, 2020.

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	34,778	21,042	2,972
Enterprise value-added services	41,397	42,809	6,046
Subscription services	7,627	1,347	190
Total revenues	83,802	65,198	9,208
Cost of revenues	(59,393)	(59,749)	(8,438)
Gross profit	24,409	5,449	770
Operating expenses:
Sales and marketing expenses	(24,093)	(34,940)	(4,934)
General and administrative expenses	(7,955)	(59,324)	(8,378)
Research and development expenses	(9,708)	(8,548)	(1,207)
Total operating expenses	(41,756)	(102,812)	(14,519)
Loss from operations	(17,347)	(97,363)	(13,749)
Other income/(expenses):
Share of loss from equity method investments	—	(2,999)	(424)
Short-term investment income	1,507	145	20
Others, net	(85)	4,207	594
Loss before income tax	(15,925)	(96,010)	(13,559)
Income tax credit	2,321	90	13
Net loss	(13,604)	(95,920)	(13,546)
Accretion on redeemable non-controlling interests to redemption value	(162)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(89,485)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Net loss attributable to non-controlling interests	—	545	77
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(130,038)	(95,375)	(13,469)

Net loss	(13,604)	(95,920)	(13,546)
Other comprehensive (loss) /income
Foreign currency translation adjustments	(30)	1,832	259
Total other comprehensive (loss) /income	(30)	1,832	259
Total comprehensive loss	(13,634)	(94,088)	(13,287)
Accretion on redeemable non-controlling interests to redemption value	(162)	—	—
Accretion of accretion of convertible redeemable preferred shares to redemption value	(89,485)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Net loss attributable to non-controlling interests	—	545	77
Comprehensive loss attributable to 36Kr Holding Inc.’s ordinary shareholders	(130,068)	(93,543)	(13,210)

Net loss per ordinary share (RMB)
Basic	(0.421)	(0.093)	(0.013)
Diluted	(0.421)	(0.093)	(0.013)
Net loss per ADS (RMB)
Basic	N/A	(2.325)	(0.328)
Diluted	N/A	(2.325)	(0.328)
Weighted average number of ordinary shares used in per share calculation
Basic	308,686,012	1,021,663,986	1,021,663,986
Diluted	308,686,012	1,021,663,986	1,021,663,986
Weighted average number of ADS used in per ADS calculation
Basic	N/A	40,866,559	40,866,559
Diluted	N/A	40,866,559	40,866,559

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000

Net loss	(13,604)	(95,920)	(13,546)
Share-based compensation expenses	1,167	13,009	1,837
Non-GAAP adjusted net loss	(12,437)	(82,911)	(11,709)
Interest expense/(income), net	3	(559)	(79)
Income tax credit	(2,321)	(90)	(13)
Depreciation and amortization expenses	956	1,230	174
Non-GAAP adjusted EBITDA	(13,799)	(82,330)	(11,627)